UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On September, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description	Quantity	% of participation
Same Type/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type Espécie/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,443	0.00%	0.00%
Shares	Preferred shares				182,925	0.00%	0.00%
Shares	UNITS				177,818	0.00%	0.00%
Debenture Committed	STBA11				280	0.00%	0.00%
Debenture Committed	STBA13				65	0.00%	0.00%
Debenture Committed	SUDA15				6,670	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Debenture Committed	SUDA15		Buy	21	236	1,518.4075	R$ 358,344.17
Debenture Committed	SUDA 15		Sell	26	2	1521.97	R$ 3,043.94
Debenture Committed	SUDA15		Sell	15	3	1517.16	R$ 4,551.48
Debenture Committed	SUDA15		Sell	16	66	1516.87	R$ 100,179.54
Debenture Committed	SUDA15		Sell	16	87	1517.84	R$ 132,051.89
Debenture Committed	SUDA15		Sell	15	157	1516.91	R$ 238,154.28

Closing Balance

Security/ Derivative	Securities Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,443	0.00%	0.00%
Shares	Preferred shares				182,925	0.00%	0.00%
Shares	UNIT’S				177,818	0.00%	0.00%
Debenture Committed	STBA11				280	0.00%	0.00%
Debenture Committed	STBA13				65	0.00%	0.00%
Debenture Committed	SUDA15				6,591	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	174,700,972,307	82.08%	81.38%
Shares	Preferred shares	150,024,316,265	80.57%
ADS	BSBR	31,275,948	0.00	0.00

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Buy	12	145,533	8.44	1,229,357
ADS	BSBR	SIS	Buy	19	51,000	8.45	430,950
ADS	BSBR	SIS	Buy	20	109,481	8.45	925,114
ADS	BSBR	SIS	Buy	21	950,000	8.28	7,870,752
ADS	BSBR	SIS	Buy	22	1,660,000	7.63	12,672,261
ADS	BSBR	SIS	Buy	26	130,100	7.48	973,946

Closing Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	174,700,972,307	82.08%	81.38%
Shares	Preferred shares	150,024,316,265	80.57%
ADS	BSBR	34,322,062	4.03%(1)	4.03%

      (1)      Considering that on September, 30, 2011 the total number of Units was 851,377,465.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 13, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer